UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                   Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*


                                HIGH CASH PARTNERS, L.P.
                                    (Name of Issuer)

                         Units of Limited Partnership Interest
                            (Title of Class of Securities)


                                        42990810
                                     (CUSIP Number)

Mr. Lawrence J. Cohen                               Michael Heitner, Esq.
c/o Pembroke Capital II LLC                         Herrick, Feinstein LLP
1325 Avenue of the Americas                         2 Park Avenue
New York, New York 10019                            New York, New York 10016
(212) 399-9193 (Business)                           (212) 592-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                       June 13, 1997
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box ( ).

Check the following box if a fee is being paid with the statement
( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                                 Page 1 of 8 Pages

CUSIP NO. 42990810                    13D           Page 2 of 8 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          PEMBROKE CAPITAL II LLC   13-3951432

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  ( )
                                                                  (b)  ( )
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                           ( )

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Nevada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          7         SOLE VOTING POWER
                    8,361 Units of Limited Partnership Interest

          8         SHARED VOTING POWER
                    None

          9         SOLE DISPOSITIVE POWER
                    8,361 Units of Limited Partnership Interest

          10        SHARED DISPOSITIVE POWER
                    None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,361 Units of Limited Partnership Interests

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      ( )

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.67%

14        TYPE OF REPORTING PERSON*
          OO -- Limited Liability Company

                * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION

CUSIP NO. 42990810                    13D           Page 3 of 8 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lawrence J. Cohen                          ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) ( )
                                                                   (b) ( )
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                           ( )

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          7         SOLE VOTING POWER
                    8,361 Units of Limited Partnership Interest

          8         SHARED VOTING POWER
                    None

          9         SOLE DISPOSITIVE POWER
                    8,361 Units of Limited Partnership Interest

          10        SHARED DISPOSITIVE POWER
                    None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,361 Units of Limited Partnership Interests

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      ( )


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.67%

14        TYPE OF REPORTING PERSON*
          IN

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                       ATTESTATION

CUSIP NO. 42990810                    13D           Page 4 of 8 Pages


                                  PART II TO SCHEDULE 13D


ITEM 1.             SECURITY AND ISSUER

                    Units of Limited Partnership Interests

                    HIGH CASH PARTNERS, L.P.
                    411 West Putnam Avenue
                    Greenwich, Connecticut  06830
                    (hereinafter, the "Issuer")

ITEM 2.             IDENTITY AND BACKGROUND

          (1)       (a)       Name:  PEMBROKE CAPITAL II LLC

                    (b)       State of Organization:  Nevada

                    (c) Principal Business: Ownership and management of the Units of Limited Partnership of the Issuer.

                              Address of Principal Business and of
                              Principal Office:

                              c/o Pembroke Companies, Inc.
                              1325 Avenue of the Americas, Suite 1200
                              New York, New York  10019
                              Attn: Managing Member

                    (d)       Information required by Item 2(d):  None.

                    (e)       Information required by Item 2(e):  None.



          (2)       (a)       Name:  Lawrence J. Cohen.

                    (b)       Business Address:
                              Pembroke Companies, Inc.
                              1325 Avenue of the Americas, Suite 1200
                              New York, New York  10019

                    (c)       President, Pembroke Companies, Inc.
                              which invests in securities and real property.

                    (d)       Information required by Item 2(d):  None.

                    (e)       Information required by Item 2(e):  None.

                    (f)       United States of America.



ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


(1)       Pembroke Capital II LLC:
          Capital contribution in the amount of $ 186,466 in cash from the sole member of Pembroke Capital II LLC, Lawrence J. Cohen, for the purchase of the Units of Limited Partnership
          Interests.  Such

CUSIP NO. 42990810                    13D           Page 5 of 8 Pages


          cash amount is in addition to the amount of cash paid for the concurrent purchase by affiliates of the undersigned of the other securities of the Issuer, as described in Item 4 and Item 5.

(2)       Lawrence J. Cohen:
          Personal funds in the amount of $ 186,466 in cash for the purchase of the Units of Limited Partnership Interests. Such cash amount is in addition to the amount of cash paid for the concurrent purchase by affiliates of the undersigned of the other securities of the Issuer, as described in Item 4 and
          Item 5.

ITEM 4.             PURPOSE OF TRANSACTION

(a) The Units of Limited Partnership Interests of the Issuer were purchased for increased equity participation in the Issuer for short-term or long-term investment in conjunction with the agreement to purchase of all of the General Partnership Interests of the Issuer by Pembroke AGP LLC, a Nevada limited liability company ("AGP") which is wholly-owned by Lawrence J. Cohen, and Pembroke HCP LLC, a Nevada limited liability company ("MGP") which is wholly owned by Pembroke Companies, Inc., a New Jersey corporation that is wholly-owned by Lawrence J. Cohen. Upon the consummation of such purchase of all of the General Partnership Interests of the Issuer, AGP will become the Associate General Partner of the Issuer and MGP will become the Managing General Partner of the Issuer on the date such interests are purchased (see Item 5, below), and Lawrence J. Cohen will thereby control the business of the Issuer.

(b)-(j) The undersigned has no plans or proposals which would result in any of the actions enumerated in Item 4(b) through (j) of
          Schedule 13D.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER

(a) Lawrence J. Cohen is the sole owner of Pembroke Capital II LLC, a Nevada limited liability company ("Capital II"), which on June 13, 1997 purchased 8,361 Units of Limited Partnership Interests of the Issuer, representing approximately 8.67% of such class of securities of the Issuer. The purchase of such Units by Capital II was pursuant to the terms and conditions of the Agreement and Instrument of Assignment and Assumption, executed and delivered on June 13, 1997 as of May 31, 1997, between Capital II, as buyer, and Resources High Cash, Inc. and Presidio AGP Corp., as sellers, and the Agreement and Instrument of Assignment and Assumption, executed and delivered on June 13, 1997 as of May 31, 1997, between XRC
          Corp. (as seller) and Capital II (as purchaser).   The
          aggregate purchase price of such Units was $186,466 or $22.30 per Unit. The full amount of the purchase price was paid to the sellers in cash. Such transaction was consummated in New York, New York.

          Concurrent with the purchase of such Units, MGP and AGP agreed to purchase all of the Managing General Partnership Interests in the Issuer ("Managing GP Interests") and the Associate General Partnership Interests in the Issuer ("Associate GP Interests") from Resources High Cash, Inc. and Presidio AGP Corp., respectively. The Managing GP Interests and the Associate GP Interests constitute all of the General Partnership Interests in the Issuer.

          The closing of the purchase of the Managing GP Interests occurred on June 13, 1997. The closing of the purchase of the Associate GP Interests will occur on the date that is 60 calendar days after notice of such purchase and sale is given to the limited partners of the Issuer in accordance with the terms and provisions of the Limited Partnership Agreement of the Issuer, as amended from time to time.

(b) The undersigned has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Units of Limited Partnership Interest.

(c)       None.

(d)       None.

CUSIP NO. 42990810                    13D           Page 6 of 8 Pages

(e)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                    There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and any other persons with respect to any securities of the Issuer other than the Limited Partnership Agreement of the Issuer, as amended from time to time.

ITEM 7.             MATERIALS TO BE FILES AS EXHIBITS

99.1 Agreement and Instrument of Assignment and Assumption, executed and delivered on June 13, 1997 as of May 31, 1997, by and among Pembroke AGP LLC and Pembroke HCP LLC, as buyers, and Resources High Cash, Inc. and Presidio AGP Corp., as sellers.

99.2 Agreement and Instrument of Assignment and Assumption, executed and delivered on June 13, 1997 as of May 31, 1997, by and among Pembroke AGP LLC, as purchaser, and Presidio AGP Corp., as seller.

99.3 Agreement and Instrument of Assignment and Assumption, executed and delivered on June 13, 1997 as of May 31, 1997, by and among Pembroke Capital II LLC, as purchaser, and XRC Corp., as seller.

99.4      Guaranty of XRC Corp., dated as of May 31, 1997.

99.5      Joint Filing Agreement, dated June 13, 1997, between Lawrence
          J. Cohen and Pembroke Capital II LLC.

CUSIP NO. 42990810                    13D           Page 7 of 8 Pages

                                   SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                PEMBROKE CAPITAL II LLC

                                                     /s/ Lawrence J. Cohen
         June 16, 1997                          By:
______________________________
            Date                                       Signature
                                                Name:  Lawrence J. Cohen
                                                Title: Managing Member

CUSIP NO. 42990810                    13D           Page 8 of 8 Pages


                                   SIGNATURE


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Lawrence J. Cohen

                                                     /s/ Lawrence J. Cohen
         June 16, 1997
______________________________
            Date                                        Signature

                                                     Lawrence J. Cohen

                                 Page 8 of 8 Pages